Exhibit 99.3

Notice of 2023 annual meeting of shareholders and notice of availability of our meeting materials

You are receiving this notice as a CIBC shareholder

This year, our meeting will take place by live webcast at https://cibcvirtual.com/agm2023 and in person at CIBC Square Auditorium, 81 Bay Street, Toronto, Ontario with measures in place that continue to prioritize the health and safety of participants. Either way you can take part, vote, and ask your questions during the meeting. Please visit our Annual Meeting webpage on our Investor Relations website at www.cibc.com for more information.

Notice-and-access

Protecting the environment – As part of our ongoing commitment to protect the environment and accelerate climate action, we are reducing the number of paper documents that we send to our shareholders. You have told us how important environmental sustainability is to you and we are listening as we execute on our ESG strategy and related net-zero ambition.

Our Management Proxy Circular – We are using notice-and-access to send our registered and non-registered shareholders the 2023 management proxy circular (Circular) as permitted by the Canadian Securities Administrators and with the authorization of the Office of the Superintendent of Financial Institutions Canada. This means that our Circular will be posted online for you to access, rather than being printed and mailed to you. This notice includes information on how to access the Circular online or how to request a paper copy. We also enclose a proxy form (if you are a registered shareholder) or voting instruction form (if you are a non-registered shareholder). This form allows you to exercise your voting rights. For information on how to vote, see “Voting” below.

It is important that you read the Circular carefully before voting your shares.

Our Annual Financial Statements and Management’s Discussion and Analysis – The way we send you our annual financial statements and management’s discussion and analysis (MD&A) (together with our Circular, the “meeting materials”) depends on whether you are a registered shareholder or a non-registered shareholder (see definitions on the reverse page). If you are a registered shareholder and you did not sign-up for e-delivery or opt out of receiving our annual financial statements, then we are required to send you our annual financial statements and you will receive a paper copy of our Annual Report with this notice. If you are a non-registered shareholder, then we will use notice-and-access to send you our annual financial statements and MD&A as permitted by securities law so that you can access this material online the same way as our Circular.

NOTICE OF MEETING

WHEN:	Tuesday, April 4, 2023, 1:00 p.m. (EDT)

WHERE:	Virtual meeting by live webcast.
Log in at https://cibcvirtual.com/agm2023 at least 15 minutes before the meeting starts. In person at CIBC Square Auditorium, 81 Bay Street, Toronto Ontario M5J 0E7

You may also listen to our meeting (but not vote) by calling:

	English	French

Local	416 641-6150	416 406-0743

Toll free (Canada and United States)	1 800 696-5894	1 866 969-5910

Passcode	2296336#	6552323#

Where you can access the meeting materials

TSX Trust Company (TSX Trust) website: www.meetingdocuments.com/TSXT/cibc

CIBC Annual Meeting webpage on our Investor Relations website: www.cibc.com

SEDAR: www.sedar.com

EDGAR: www.sec.gov/edgar.shtml

Business of the meeting	For more information, please see our Circular:

1	Receive our financial statements for the year ended October 31, 2022 and the auditors’ report on the statements	Page 1, and our 2022 Annual Report

2	Elect directors	Pages 1 and 9-22

3	Appoint the auditors	Pages 1 and 29-30

4	Vote on an advisory resolution regarding our executive compensation approach	Pages 1 and 55-84

5	Vote on shareholder proposals	Pages 1 and 99-107

The meeting may also consider other business that properly comes before it.	Continued on reverse side

Notice of 2023 Annual Meeting of Shareholders | Notice of Availability of Meeting Materials

Voting

Please note that you cannot vote by returning this notice.

You may vote your shares before the meeting using one of the following methods:

Registered shareholders	Non-registered shareholders

Your proxy form or voting instruction form explains how to vote using these methods. Please follow those instructions. We encourage you to vote before the meeting.

You may also vote during the meeting either by online ballot through the live webcast at https://cibcvirtual.com/agm2023 or by in-person ballot at CIBC Square Auditorium. For more information on how to vote, see “Voting” starting on page 3 of the Circular.

Registered shareholders

You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. To be counted, TSX Trust must receive your proxy by 1:00 p.m. (EDT) on Monday, April 3, 2023.

Non-registered shareholders

You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company. You must allow sufficient time for your intermediary to receive and act on your voting instructions by 1:00 p.m. (EDT) on Monday, April 3, 2023. Please check your voting instruction form for information on the deadline for returning your form.

If you are a non-registered shareholder and wish to attend the virtual meeting through our live webcast and vote online, there are additional steps you MUST take.

Please see “Voting” starting on page 3 of the Circular for more information.

Non-registered shareholders who have not duly appointed themselves as proxyholder and registered with TSX Trust will not be able to vote at the meeting but will be able to participate as a guest.

How to request a paper copy of the meeting materials

Upon request, TSX Trust will provide a paper copy of the Circular or the Annual Report, free of charge, for a period of one year from the date the meeting materials were filed on SEDAR. Here is how you can request a paper copy.

BEFORE THE MEETING

Go to www.meetingdocuments.com/TSXT/cibc or call 1 888 433-6443 (toll free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-Fulfilment@tmx.com.

If your request is made before April 4, 2023 (the date of our meeting), the meeting materials will be sent to you within three business days of your request.

Please note that you will not receive another proxy form or voting instruction form so please retain your original form to vote your shares.

To ensure receipt of the paper copy before the voting deadline and meeting date, we estimate that your request must be received by TSX Trust no later than 5:00 p.m. (EDT) on March 21, 2023. This reflects the three business day period for processing requests as well as typical mailing times.

AFTER THE MEETING

Call 1 888 433-6443 (toll free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-fulfilment@tmx.com.

If your request is made on or after April 4, 2023, the meeting materials will be sent to you within ten calendar days of your request.

If you have any questions regarding this notice, notice-and-access or the meeting, please call 1 800 258-0499 (toll free in Canada and the United States) or 416 682-3860 (other countries).

Go paperless!

Sign up for electronic delivery of our meeting materials and other continuous disclosure documents for future years. Enrolling is easy and electronic delivery is secure, free, convenient and environmentally friendly.

Registered shareholders

Go to tsxtrust.com/edelivery, select Canadian Imperial Bank of Commerce, complete the consent form and hit “submit”.

Non-registered shareholders in Canada

Go to www.proxyvote.com and use the control number provided on your voting instruction form.

Notice of 2023 Annual Meeting of Shareholders | Notice of Availability of Meeting Materials

REVISED: Toll Free Numbers for CIBC’s 2023 Annual Meeting of Shareholders

To listen to the meeting toll free by phone but not vote (Canada and United States), please use the numbers below on this slip and disregard the toll free numbers listed in the “Notice of Meeting” box on the accompanying notice:

●	English 1 866 696-5894 / passcode 2296336#

●	French 1 866 696-5910 / passcode 6552323#

Local calling numbers in the attached notice and below remain unchanged:

●	English 416 641-6150 / passcode 2296336#

●	French 416 406-0743 / passcode 6552323#

Notice of 2023 Annual Meeting of Shareholders | Notice of Availability of Meeting Materials